RECEIVED

2007 JUL 30 A 11:35

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07025568

SUPPL

July 24, 2007

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Prisca Havranek-Kosicek
Corporate Subsidiaries & IR

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

PROCESSED
AUG 01 2007
THOMSON
FINANCIAL

Austrian Airlines
Österreichische
Luftverkehrs AG
Member of IATA

Head Office
Fontanastrasse 1
A-1107 Vienna
Phone +43 (0)5 1766-0
Fax (+43 1) 688 55 05
www.aua.com

Passenger services office
Kärntner Ring 18
A-1010 Vienna
Phone +43 (0)5 1766-7630
Reservation
Phone +43 (0)5 1789

Airport Base
A-1300 Vienna-Airport
Phone (+43 1) 7007-0

Disclosure under § 14 HGB:
Stock Company, Vienna
Commercial Court Vienna
FN 111000k
DVR: 0091740

20000496

Austrian

July 24, 2007

Ad-hoc Release

SIGNIFICANT IMPROVEMENT IN RESULT IN FIRST HALF-YEAR

Restructuring measures in implementation, Airbus A330 fleet valuation complete, Focus East strategy continuing according to plan

Financial Result of the Austrian Airlines Group for 1st Half-year 2007

The **Chief Executive Officer** of the Austrian Airlines Group, **Alfred Ötsch**, made the following statement today to mark the release of the Group's half-year results: 'The operating result (EBIT) improved significantly in the first half-year compared to the same period in 2006, rising from EUR -41.0m to EUR -2.9m, a positive upward trend. We have decided upon and implemented a number of important new directions. These include cancelling unprofitable long-haul destinations, putting in place the associated staffing measures and completing the valuation of our Airbus A330 fleet. Both our quality offensive and Focus East strategy have been consistently expanded. The significant improvements in our EBIT in the first half-year and second quarter show that we are on the right course. Despite this, the financial year 2007 should be seen as a transitional year, when the positive effects of the cancellation of unprofitable destinations have still to fully impact the operating result and it has not yet been possible to reduce the total remaining costs. We are progressing according to plan, and striving to generate a profit that will justify our paying a dividend by 2009.'

Overview of Financial Result for 1st Half-year of 2007

Key figures		1-6 / 2007	+/- %	4-6 / 2007	+/- %
Revenue	EURm	1,204.1	-1.5	642.6	-4.9
EBITDAR[1]	EURm	172.4	24.3	104.5	10.8
EBITDAR[1] adjusted[2]	EURm	164.6	29.7	104.9	18.9
Result from operating activities (EBIT)	EURm	-2.9	-	16.1	76.9
Result from operating activities (EBIT) adjusted[2]	EURm	-10.7	77.6	16.5	-
Net result for the period	EURm	-8.6	85.9	7.7	-
Cash flow from operating activities	EURm	191.5	-1.8	122.5	-16.3
Net Gearing	%	130.2	-	130.2	-
Earnings per share	EUR	-0.09	95.1	0.09	-
CVA	EURm	-70.1	33.7	-12.1	55.0
Passengers carried (total)		5,083,936	1.9	2,837,952	-1.1
Passenger load factor (scheduled service)	%	74.1	1.9 P.	74.1	2.2 P.
Employees (end of period)		8,027	-7.6	-	-

1 Result from operating activities (EBIT) before associates, before depreciation and rentals
2 Adjusted by the result from the disposal of assets, other costs of the transfer of aircraft, foreign currency valuations at the reporting date and impairment of the value of aircraft

Significant improvement in result situation

In the first half-year of 2007, it proved possible to improve the EBIT from EUR –41.0m to EUR –2.9m. This was primarily as a result of the lower fuel volume used following the cancellation of the fuel-intensive long-haul routes, and the lower fuel price compared to last year.
The EBIT adjusted for exceptionals of EUR -10.7m increased by EUR 37.1m compared to the previous year. The EBIT rose by EUR 7.0m to EUR 16.1m in the second quarter, while the adjusted EBIT reached EUR 16.5m (EUR 6.1m in 2006).

Flight revenue stable in first half-year

Flight revenue in the first six months remained stable at EUR 1,160.2m, a change of just 0.1% on 2006. Flight revenue fell by 3.5% to EUR 619.6m in the second quarter due to the network redimensioning. This reduction is a result of the complete implementation of the route cancellations, compared to the increase in flight revenue seen in the first quarter.

Operating revenue was lower in the first half-year, falling by 1.2% to EUR 1,245.4m, due primarily to the reduction in revenue from other services as a result of the sale of TVW (Travel Value Vienna). Operating revenue fell by 4.6% in the second quarter to reach EUR 662.8m. Freight revenue fell by 13.3% to EUR 68.2m in the first six months of 2007, also as a result of the long-haul route cancellations.

Assets situation and net cash flow

At EUR 191.5m, net cash flow from operating activities in the first six months of 2007 was slightly below its level for the same period the previous year of EUR 195.1m due to the lower increases in working capital. Net cash flow fell from EUR 146.3m to EUR 122.5m in the second quarter. Net cash flow from investing activities rose in the first half-year from EUR –10.2m in 2006 to EUR –161.5m as a result of aircraft acquisitions and the purchase of long-term securities. Net cash flow from financing activities increased by EUR 27.4m to EUR -165.4m in the first half-year compared to the same period the previous year. Cash and cash equivalents fell by EUR 129.6m to EUR 386.5m compared to the balance sheet date as at 31 December 2006 due to the acquisition of long-term securities. The shareholders' equity ratio rose slightly, to 24.9%, in the first half-year (figure as at 31 December 2006: 24.5%).

Reduction in operating expenses, increase in productivity

In the first six months of the year, operating expenses fell by 4.1% to EUR 1,248.3m due to the lower production. In the second quarter, operating expenses fell by 5.7% to EUR 646.7m. Expenses on materials and services fell by 7.2% to EUR 745.8m in the first six months of the year. The reduction in costs is primarily the result of the fall in fuel expenditure by 17.5% to EUR 209.6m, the reduction in variable expenses due to the route restructuring and the removal of expenditure on retail goods due to the disposal of TVW. Expenses on materials fell by 9.6% to EUR 395.5m in the second quarter. Fuel expenditure went down by 22.8% to EUR 108.1m in the second quarter.

Productivity (measured in flight revenue per employee) increased by 5.3% in the first half-year, primarily as a result of passenger growth on short- and medium-haul routes combined with a restrictive staffing policy. Personnel expenditure rose by 2.9% to EUR 268.5m in the first half-year, due to a number of factors including salary increases by collective agreement. Depreciations fell in the first six months of the year, to EUR 138.0m (previous year EUR 145.2m) essentially due to the fact that an impairment of EUR 5.0m was only due the previous year to meet the requirements of IAS 36 (Impairment). Influenced by the current advertising offensive, other expenses rose by 4.7% to reach EUR 96.0m in the first half-year.

Chief Financial Officer Thomas Kleibl made the following statement: 'We have been able to rapidly complete the valuation of the Airbus A330 fleet, and the aircraft will be removed from service by the end of September. As a result, we have succeeded in taking a decisive step in the harmonisation of our long-haul fleet. We have reached a commercial agreement with Lufthansa Technik concerning the general conditions for a strategic cooperation. With a significant order volume per year an important contribution for a sustainable securing of the future of the location will be achieved.'

Continuation in traffic growth, improvement in EBIT

In **scheduled services**, overall revenue increased from EUR 1,098.6m to EUR 1,104.8m in the first half-year. The EBIT improved to EUR -4.9m in the report period (comparison period 2006: EUR -38.5m).

Due to the reduction of 22.0% in availability on long-haul routes, the number of passengers carried in the first half-year fell by 9.5% to 664,157. The number of passengers carried to the Bangkok and Delhi destinations grew strongly, compensating in part for the route cancellations. Due to the adjustment of the destination portfolio, the load factor rose by 4.5 percentage points to 81.4%. Particularly worth a mention here is the growth in the number of Business Class passengers achieved despite the route cancellations due to the increased seating capacity and the installation of comfortable lie-flat sleeper seats.

The trend on short- and medium-haul routes was extremely positive in the first half-year. Due to the Group's ongoing policy of expanding its routes into Central and Eastern Europe, the number of passengers carried rose by 8.1% to 3,865,824. Eastern European destinations in the Russian Federation, Ukraine and Romania reported particularly strong rates of growth. A 9.0% expansion in availability (measured in available seat kilometers) was offset by an increase in demand of 10.8%. As a result, the passenger load factor in the medium-haul segment of 65.5% rose slightly, by 1.1 percentage points, compared to the previous year. Demand (measured in passenger kilometers) was particularly strong in the regions of Central Asia, Central Europe, Scandinavia, the Middle East and Switzerland.

Revenue in the **charter** segment fell from EUR 112.6m to EUR 97.1m in the first half-year, primarily due to production cutbacks and the loss of charter business of Slovak Airlines. The EBIT improved to EUR -0.5m in the report period (previous year: EUR -4.7m). The countries of Spain, Egypt and Turkey were particularly affected by the reduction in availability. Long-haul destinations in the charter segment continued to be served selectively and at the risk of the tour operator. Taken by geographical segment, there was passenger growth in traffic to Italy and incoming flights from Russia and Great Britain due to ski tourism to Tyrol and Salzburg.

For 2007, the Austrian Airlines Group expects to see a reduction in availability on long-haul routes of around 30% (measured in available seat kilometres ASK), which should be offset in part by growth in the short- and medium-haul segment of approximately 10%. For the year as a whole, the Group expects to see a reduction in ASK of 15%. Due to the structural effects of the change in the traffic mix and higher Business Class share as a proportion of the total, the Group expects to see an increase in the yield.

Austrian Chief Commercial Officer Dr. Josef E. Burger said the following about the Group's positive market performance: 'The strong growth in the short- and medium-haul segment has compensated in part for the reduction in long-haul routes, and produced a new passenger record and very good load factor figures in the first half-year. We were particularly successful in our key traffic regions of Central and Eastern Europe and the Middle East, where we are continually expanding: Burgas and Tallinn were incorporated into the network during the first half-year, and we will be serving the city of Astana from 4 September onwards, thereby expanding our room for manoeuvre in the growth markets of the former USSR in Central Asia.'

Valuation of Airbus A330 fleet complete

In April, the purchase contract was signed for two of the three A330 currently in commercial ownership. Negotiations over the long-term lease of the third aircraft are now reaching their final stages, meaning that valuation of the A330 fleet is now complete. The sale of these three aircraft will take place in the period from June to August. The fourth A330 being operated in the operating lease will be returned to the lessor in September. Two A340-300 will be leased to Star Alliance partner Swiss on a long-term basis from the second half-year of 2007 onwards.

Delivery of the final open order, for a Boeing 777-200ER, took place in January. A number of other important steps have been taken since the beginning of the year in the course of the strategic fleet adjustment, as the last remaining Airbus A310, on a long-term lease since 1999, the final CRJ-100 and one Boeing 737-300 Classic, most recently used by Slovak Airlines, were sold and transferred.

In the course of the consistently pursued reduction of capacities no longer necessary and the fleet adjustment, one Boeing 737-600, one Dash-8/300 (with purchase agreement) and three Embraer 145 were being leased outside the Austrian Airlines Group as at end-June 2007.

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3311, Fax: +43 (0) 5 1766 3333, email: prisca.havranek-kosicek@austrian.com

Rückfragehinweis / For further information: Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:livia.dandrea@austrian.com / mailto:patricia.strampfer@austrian.com, www.austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@austrian.com

ad-07-14e (Ergebnis H1-2007).doc

Austrian

Austrian Airlines Group

Half-year Financial Report



January - June 2007

www.austrian.com

Highlights

Restructuring measures in implementation

- Capacity: expansion on short- and medium-haul routes (+9.0% ASK) in parallel with consolidation of long-haul routes
- Passenger numbers increase by 1.9% despite reduction in long-haul
- Load factor improves: passenger load factor (scheduled) rises to 74.1% (+1.9%P.)
- Sales process for A330 fleet complete; aircraft will leave fleet in second half-year
- Social plan agreed for employees affected
- EBIT improved by EUR 7.0m to EUR 16.1m in second quarter
- New destinations of Chicago, Bourgas and Tallinn
- Exclusive DO&CO catering introduced across Austrian Airlines Group

Key Figures

		1-6/2007	+/- %	4-6/2007	+/- %
Revenue	EURm	1,204.1	-1.5	642.6	-4.9
EBITDAR[1]	EURm	172.4	24.3	104.5	10.8
EBITDAR[1] adjusted[2]	EURm	164.6	29.7	104.9	18.9
Result from operating activities (EBIT)	EURm	-2.9	-	16.1	76.9
Result from operating activities (EBIT) adjusted[2]	EURm	-10.7	77.6	16.5	-
Net result for the period	EURm	-8.6	85.9	7.7	-
Cash flow from operating activities	EURm	191.5	-1.8	122.5	-16.3
Net Gearing	%	130.2	-	130.2	-
Earnings per share	EUR	-0.09	95.1	0.09	-
CVA	EURm	-70.1	33.7	-12.1	55.0
Passengers carried (total)		5,083,936	1.9	2,837,952	-1.1
Passenger load factor (scheduled service)	%	74.1	1.9P.	74.1	2.2P.
Employees (end of period)		8,027	-7.6	8,027	-7.6

1 Result from operating activities (EBIT) before associates, before depreciation and rentals
2 Adjusted by the result from the disposal of assets, other costs of the transfer of aircraft, foreign currency valuations at the reporting date and impairment of the value of aircraft

Investor Relations
Prisca Havranek-Kosicek
Tel.: ++43 (0)5 1766 - 3311
Fax: ++43 (0)5 1766 - 3333
E-Mail: investor.relations@austrian.com

Communications
Livia Dandrea-Böhm
Tel.: ++43 (0)5 1766 - 1230
Fax: ++43 (0)1 688 65 26
E-Mail: public.relations@austrian.com

Austrian Airlines Head Office
1107 Vienna, Fontanastraße 1
Tel.: ++43 (0)5 1766 - 0
Fax: ++43 (0)1 688 55 05
Internet: http://www.austrian.com

Austrian

A Word from the Board of Management

Dear Shareholders,

The Austrian Airlines Group reported a positive upward trend once again in the second quarter of 2007. The successful capital increase in the previous year and consistent implementation of its programme of strategic measures significantly strengthened the offensive strength of the company and created a solid foundation for its new course.

In the course of the restructuring process, the Group readjusted its long-haul route network in the first half-year of 2007 by cancelling unprofitable long-haul destinations and incorporating Chicago into its network. The associated staff-related measures are currently being implemented. The sales process for the A330 fleet in the commercial ownership of the Group has now been completed.

In February, the Group launched a hedging plan designed to partially hedge the price it pays for fuel. Despite this hedging, the oil price remains the most significant external cost factor in the industry, and the Austrian Airlines Group is planning with an average kerosene price of USD 700 per ton for the financial year 2007.

Despite a continual increase in the fuel price, the operating result for the first half-year of 2007 improved significantly compared to the same period of previous year. As a result of the restructuring, the financial year 2007 is a transitional year in which the positive effects of the cancellation of unprofitable destinations have yet to fully impact the operating result, and it has not yet been possible to reduce the total remaining costs. At present, the Austrian Airlines Group is striving to generate a profit that will justify its paying a dividend by 2009.

Austrian Technical Services is striving to develop an operative and strategic partnership with Lufthansa designed to produce fundamental cost benefits for both sides. The respective cooperation modalities are currently being worked out. The new advertising line introduced in February 2007 underlines the international position of the Austrian Airlines Group as a specialist in the East and quality airline. Since June 2007, passengers throughout the Group have had the opportunity to enjoy exclusive DO&CO catering services. A new cooperation in the executive jet segment should serve to expand the feeder system for Business Class in the long-haul segment. In addition to this, Austrian, Austrian arrows and Lauda Air are now to present themselves in harmonised uniform styles.

The cooperation with AiRUnion and a wide-ranging new codeshare agreement with Air China round off the strategic network expansion. With the new incorporation into the network of the medium-haul destinations of Bourgas and Tallinn in the first half-year of 2007, the company linked another two key Eastern European economic centres to its Vienna transfer hub. In September 2007, the Group will be expanding its Focus East destination portfolio by incorporating the Kazakh capital of Astana into its network.

Alfred Ötsch, CEO | Josef Burger, CCO | Thomas Kleibl, CFO

Result and Balance Sheet Analysis

The present half-year financial report has been prepared according to the same accounting methods as the annual financial statement as at 31 December 2006. Due to the unsatisfactory capital situation at Slovak Airlines and failure to fulfil contractual obligations by the co-owner, it proved impossible to restructure this subsidiary company in the report period. The company was forced to apply for bankruptcy in March, and has been deconsolidated as at 31 March. The subsidiary company Travel Value Wien was sold as at 1 January 2007 according to agreement.

Slovak Airlines deconsolidated

EURm	1-6/2007	1-6/2006	+/- %	4-6/2007	4-6/2006	+/- %
Revenue	1,204.1	1,222.8	-1.5	642.6	676.0	-4.9
Operating revenue	1,245.4	1,260.3	-1.2	662.8	694.7	-4.6
Operating expenses	-1,248.3	-1,301.3	4.1	-646.7	-685.6	5.7
EBITDAR[1]	172.4	138.7	24.3	104.5	94.3	10.8
EBITDAR[1] adjusted[2]	164.6	126.9	29.7	104.9	88.2	18.9
Result from operating activities (EBIT)	-2.9	-41.0	-	16.1	9.1	76.9
Result from operating activities (EBIT) adjusted[2]	-10.7	-47.8	77.6	16.5	6.1	-
Financial result	-18.6	-28.2	34.0	-8.4	-13.0	35.4
Result before tax	-21.5	-69.2	68.9	7.7	-3.9	-
Result from continuing operations	-21.5	-70.7	69.6	7.7	-3.9	-
Net result for the period	-8.6	-61.0	85.9	7.7	-3.9	-

1 Result from operating activities (EBIT) before associates, before depreciation and rentals
2 Adjusted by the result from the disposal of assets, other costs of the transfer of aircraft, foreign currency valuations at the reporting date and impairment of the value of aircraft

Result situation

Q2 EBIT: EUR 16.1m

In the first half-year, it proved possible to improve the EBIT from EUR –41.0m to EUR –2.9m. This was primarily a result of the lower fuel volume used compared to last year following the cancellation of the fuel-intensive long-haul routes, and the lower fuel price. The EBIT adjusted for exceptionals of EUR -10.7m increased by EUR 37.1m compared to the previous year. The EBIT rose by EUR 7.0m to EUR 16.1m in the second quarter, while the adjusted EBIT reached EUR 16.5m (EUR 6.1m in 2006).

Revenue and operating revenue

Q2 flight revenue: -3.5%

Flight revenue in the first six months remained stable at EUR 1,160.2m, a change of just 0.1% on 2006. Flight revenue fell by –3.5% to EUR 619.6m in the second quarter due to the network redimensioning. This reduction is a result of the complete implementation of the route cancellations, compared to the increase in flight revenue seen in the first quarter. Operating revenue was lower in the first half-year, falling by –1.2% to EUR 1,245.4m, due primarily to the reduction in revenue from other services as a result of the sale of TVW. Operating revenue fell by –4.6% in the second quarter to reach EUR 662.8m. Freight revenue fell by –13.3% to EUR 68.2m in the first six months of 2007.

Operating Expenses

EURm	1-6/2007	1-6/2006	+/- %	4-6/2007	4-6/2006	+/- %
Expenses for materials and services	745.8	803.4	-7.2	395.5	437.4	-9.6
of which aircraft fuel	209.6	254.0	-17.5	108.1	140.1	-22.8
Personnel expenses	268.5	261.0	2.9	136.3	132.5	2.9
Depreciation and amortisation	138.0	145.2	-5.0	69.1	67.5	2.4
Other expenses	96.0	91.7	4.7	45.8	48.2	-5.0
Operating expenses	1,248.3	1,301.3	-4.1	646.7	685.6	-5.7

Q2 fuel expenditure: -22.8%

In the first six months of the year, operating expenses fell by 4.1% to EUR 1,248.3m due to the lower production. In the second quarter, operating expenses fell by –5.7% to EUR 646.7m. Expenses on materials and services fell by 7.2% to EUR 745.8m in the first six months of the year. The reduction in costs is primarily the result of the fall in fuel expenditure by –17.5% to EUR 209.6m, the reduction in variable expenses due to the route restructuring and the removal of expenditure on retail goods due to the sale of TVW. Expenses on materials fell by –9.6% to EUR 395.5m in the second quarter. Fuel expenditure went down by –22.8% to EUR 108.1m in the second quarter.

Productivity (measured in flight revenue per employee) increased by 5.3% in the first half-year, primarily as a result of passenger growth on short- and medium-haul routes combined with a restrictive staffing policy. Personnel expenditure rose by 2.9% to EUR 268.5m in the first half-year, due to a number of factors including salary increases by collective agreement. Depreciations fell in the first six months of the year, to EUR 138.0m (previous year EUR 145.2m) essentially due to the fact that an impairment of EUR 5.0m was only due the previous year to meet the requirements of IAS 36 (Impairment). Influenced by the current advertising offensive, other expenses rose by 4.7% to reach EUR 96.0m in the first half-year.

Assets situation and cash flow

Cash flow from operating activities: 1-6/07: EUR 191.5m

At EUR 191.5m, cash flow from operating activities in the first six months of 2007 was slightly below its level for the same period the previous year of EUR 195.1m due to the lower increases in working capital. Cash flow fell from EUR 146.3m to EUR 122.5m in the second quarter. Cash flow from investing activities rose in the first half-year from EUR –10.2m in 2006 to EUR –161.5m as a result of aircraft acquisitions and the purchase of long-term securities. Cash flow from financing activities increased by EUR 27.4m to EUR -165.4m in the first half-year compared to the same period the previous year. Cash and cash equivalents fell by EUR 129.6m to EUR 386.5m compared to the balance sheet date as at 31 December 2006 due to the acquisition of long-term securities. The shareholders' equity ratio rose slightly, to 24.9%, in the first half-year (figure as at 31 December 2006: 24.5%).

Fleet

B777-200ER taken over

Delivery of the final open order, for a B777-200ER, took place in January 2007. A number of other important steps have been taken since the beginning of the year in the course of the strategic fleet adjustment, as the last remaining Airbus A310, on a long-term lease since 1999, the final CRJ-100 and one B737-300 Classic, most recently used by Slovak Airlines, were sold and transferred. In April, the purchase contract was signed for two of the three A330 currently in commercial ownership. Negotiations over the long-term lease of the third aircraft are now reaching their final stages, meaning that the sales process of the A330 fleet has now been completed. These three aircraft will leave the fleet in the period from June to August. The fourth A330 being operated by an operating lease will be returned to the lessor in September. Two A340-300 will be leased to Star Alliance partner Swiss on a long-term basis from the second half-year of 2007 onwards. In the course of the consistently pursued reduction in capacity no longer necessary and the fleet adjustment, one Boeing B737-600, one Dash-8/300 (with purchase agreement) and three Embraer 145 were being leased outside the Austrian Airlines Group as at end-June 2007.

Segments

Under IFRS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

	1-6/2007					4-6/2007				
EURm	Sche-duled	Charter	Comple-men-tary services	Consoli-dation	Total	Sche-duled	Charter	Comple-men-tary services	Consoli-dation	Total
External sales	1,065.1	95.1	43.9	-	1,204.1	554.0	65.6	23.0	-	642.6
Intercompany sales	39.7	2.0	86.3	-128.0	-	24.9	1.0	43.3	-69.2	-
Revenue	1,104.8	97.1	130.2	-128.0	1,204.1	578.9	66.6	66.3	-69.2	642.6
Other income	36.7	3.3	1.3	-	41.3	17.4	2.1	0.7	-	20.2
Operating revenue	1,141.5	100.4	131.5	-128.0	1,245.4	596.3	68.7	67.0	-69.2	662.8
Operating expenses	1,146.4	100.9	129.0	-128.0	1,248.3	582.3	67.8	65.8	-69.2	646.7
EBITDAR[1]	154.1	15.3	3.0	-	172.4	91.9	11.0	1.6	-	104.5
EBIT	-4.9	-0.5	2.5	-	-2.9	14.0	0.9	1.2	-	16.1

1 Result from operating activities (EBIT) before associates, before depreciation and rentals

EURm	1-6/2006 Sche-duled	Charter	Comple-men-tary services	Consoli-dation	Total	4-6/2006 Sche-duled	Charter	Comple-men-tary services	Consoli-dation	Total
External sales	1,047.9	111.0	63.9	-	1,222.8	568.0	74.3	33.7	-	676.0
Intercompany sales	50.7	1.6	73.4	-125.7	-	31.2	0.9	36.9	-69.0	-
Revenue	1,098.6	112.6	137.3	-125.7	1,222.8	599.2	75.2	70.6	-69.0	676.0
Other income	32.1	3.4	2.0	-	37.5	15.6	2.1	1.0	-	18.7
Operating revenue	1,130.7	116.0	139.3	-125.7	1,260.3	614.8	77.3	71.6	-69.0	694.7
Operating expenses	1,169.2	120.7	137.1	-125.7	1,301.3	607.3	77.2	70.1	-69.0	685.6
EBITDAR[1]	121.1	14.7	2.9	-	138.7	81.8	10.7	1.8	-	94.3
EBIT	-38.5	-4.7	2.2	-	-41.0	7.5	0.1	1.5	-	9.1

1 Result from operating activities (EBIT) before associates, before depreciation and rentals

In **scheduled services**, overall revenue increased from EUR 1,098.6m to EUR 1,104.8m in the first half-year. The EBIT improved to EUR –4.9m in the report period (comparison period 2006: EUR –38.5m).

Long-haul load factor 1-6/07: +4.5%P.

Due to the reduction of 22.0% in capacity on *long-haul routes*, the number of passengers carried in the first half-year fell by 9.5% to 664,157. The number of passengers carried to the Bangkok and Delhi destinations grew strongly, compensating in part for the cancellation of the routes to Australia and Shanghai. Due to the adjustment of the destination portfolio, the load factor rose by 4.5% to 81.4%. Particularly worth a mention here is the growth in the number of Business Class passengers achieved due to the expansion in seating capacity and the installation of comfortable lie-flat sleeper seats.

Medium-haul passengers 1-6/07: +8.1%

The trend on *short- and medium-haul routes* was extremely positive in the first half-year. Due to the Group's ongoing policy of expanding its routes into Central and Eastern Europe, the number of passengers carried rose by 8.1% to 3,865,824. Eastern European destinations in the Russian Federation, Ukraine and Romania reported particularly strong rates of growth. A 9.0% expansion in capacity (measured in available seat kilometers) was offset by an increase in demand of 10.8%. As a result, the passenger load factor in the medium-haul segment of 65.5% rose slightly, by 1.1 percentage points, compared to the previous year. Demand (measured in passenger kilometers) was particularly strong in the regions of Central Asia, Central Europe, Scandinavia, the Middle East and Switzerland. Germany reported the lowest growth rate in the medium-haul segment.

Charter: Reduction in capacity

Revenue in the **charter** segment fell from EUR 112.6m to EUR 97.1m in the first half-year, primarily due to production cutbacks and the loss of charter business of Slovak Airlines. The EBIT improved to EUR -0.5m in the report period (previous year: EUR –4.7m).

Traffic Statistics (Scheduled and Charter traffic)

		1-6/2007	1-6/2006	+/- %	4-6/2007	4-6/2006	+/- %
Revenue passenger km (RPK)	(000)	9,948,232	11,030,279	-9.8	4,990,775	5,955,451	-16.2
Scheduled		8,784,125	9,534,621	-7.9	4,241,144	5,026,518	-15.6
Long Haul		5,199,003	6,299,674	-17.5	2,246,615	3,191,909	-29.6
Short/Medium Haul		3,585,121	3,234,947	+10.8	1,994,529	1,834,608	+8.7
Charter		1,164,108	1,495,658	-22.2	749,631	928,934	-19.3
Available seat km (ASK)	(000)	13,393,922	15,251,973	-12.2	6,720,637	8,224,356	-18.3
Scheduled		11,862,388	13,215,190	-10.2	5,722,372	6,985,806	-18.1
Long Haul		6,389,032	8,193,059	-22.0	2,786,257	4,278,132	-34.9
Short/Medium Haul		5,473,356	5,022,132	+9.0	2,936,115	2,707,674	+8.4
Charter		1,531,534	2,036,783	-24.8	998,265	1,238,551	-19.4
Passenger load factor	(%)	74.3	72.3	+2.0P.	74.3	72.5	+1.8P.
Scheduled		74.1	72.2	+1.9P.	74.1	71.9	+2.2P.
Long Haul		81.4	76.9	+4.5P.	80.6	74.6	+6.0P.
Short/Medium Haul		65.5	64.4	+1.1P.	67.9	67.7	+0.2P.
Charter		76.0	73.4	+2.6P.	75.1	75.0	+0.1P.
Passengers carried		5,083,936	4,987,747	+1.9	2,837,952	2,870,379	-1.1
Scheduled		4,529,981	4,309,264	+5.1	2,438,459	2,379,543	+2.5
Long Haul		664,157	733,765	-9.5	305,940	377,361	-18.9
Short/Medium Haul		3,865,824	3,575,499	+8.1	2,132,519	2,002,182	+6.5
Charter		553,955	678,483	-18.4	399,493	490,836	-18.6
Block hours		160,672	168,405	-4.6	82,906	89,837	-7.7
Sector flights		80,498	81,135	-0.8	42,371	43,540	-2.7
RTK	(000)	1,281,649	1,454,709	-11.9	629,738	778,396	-19.1
ATK	(000)	1,811,233	2,051,298	-11.7	889,293	1,098,599	-19.1
Overall load factor	(%)	70.8	71.0	-0.2P.	70.8	70.8	0.0P.
Total tons		75,090	83,666	-10.2	36,774	43,538	-15.5

The countries of Spain, Egypt and Turkey were particularly badly hit by the reduction in capacity. Long-haul destinations in the charter segment continued to be served selectively and at the risk of the tour operator. Taken by geographical segment, there was passenger growth in traffic to Italy and incoming flights from Russia and Great Britain due to ski tourism to Tyrol and Salzburg.

Due to the effects of the sale of TVW, revenue in the **complementary services** segment (which includes third-party handling, technical services and aircraft leasing) fell by EUR 7.1m to EUR 130.2m in the first half-year. The EBIT came to EUR 2.5m (last year: EUR 2.2m).

Outlook

For 2007, the Austrian Airlines Group expects to see a reduction in capacity on long-haul routes of around 30% (measured in available seat kilometers), which should be offset in part by growth in the short- and medium-haul segment of approximately 10% (overall reduction in ASK of approximately 15%). Due to the structural effects of the change in the traffic mix, the Group expects to see an increase in the yield.

2007 a transitional year

Due to the restructuring, the financial year 2007 is a transitional year in which the positive effects of the cancellation of unprofitable destinations have yet to fully impact the operating result, and it has not yet been possible to reduce the total remaining costs. At present, the Austrian Airlines Group is striving to generate a profit that will justify its paying a dividend by 2009.

Austrian Airlines on the Capital Market

The Austrian Airlines share price

Share price trend

The trend in the Austrian Airlines share price was positive in the first half-year of 2007 following the successfully completed capital increase. The share reported an ongoing increase from its year-end price of EUR 7.34 as at 28 December 2006, rising to a high of EUR 12.31 on 11 April 2007. As at 29 June 2007, the share price stood at EUR 10.08, significantly outperforming the ATX with an increase of 37.3%.

Investor Relations

Transparent communication

The Investor Relations strategy of the Austrian Airlines Group is designed to provide the financial community with a wide range of different types of information, complete openness and transparency. The company's active dialogue with all capital market players continued in the report period at a number of international events. The Annual Result 2006 was presented to analysts and media on 7 March 2007. Interested investors can access an extensive range of information surrounding the company at www.austrian.com.

Financial Calendar

Publication of result, 3rd Quarter   24 October 2007

Key figures for investors

		1-6/2007	1-6/2006	+/- %	4-6/2007	4-6/2006	+/- %
„Reuters code"		AUAV.VI					
Share price High	EUR	12.31	9.17	34.2	12.31	9.17	34.2
Share price Low	EUR	7.70	6.21	24.0	9.80	6.21	57.8
Share price (end of period)	EUR	10.08	6.68	50.9	10.08	6.68	50.9
Market capitilisation (end of period)	EURm	863.7	227.1	-	863.7	227.1	-
Turnover on Vienna Stock Exchange	EURm	1,028.9	135.0	-	379.9	54.3	-

Employees

	1-6/2007	1-6/2006	+/- %	4-6/2007	4-6/2006	+/- %
Average[1]	8,138	8,559	-4.9	8,042	8,644	-7.0
End of period[1]	8,027	8,686	-7.6	8,027	8,686	-7,6

1 Inclusive employees currently in training and similar

Unaudited Consolidated Financial Statements

Consolidated Income Statement for January - June 2007

EURm	Notes	1-6/2007	1-6/2006	+/- %	4-6/2007	4-6/2006	+/- %
Continuing operations							
Flight revenue	4	1,160.2	1,158.9	0.1	619.6	642.3	-3.5
Other revenue		43.9	63.9	-31.3	23.0	33.7	-31.8
Revenue		1,204.1	1,222.8	-1.5	642.6	676.0	-4.9
Changes in inventories		0.9	2.8	-67.9	0.2	2.7	-92.6
Result form disposal of non-current assets		6.4	-1.3	-	-0.6	-0.9	33.3
Other Income		34.0	36.0	-5.6	20.6	16.9	21.9
Operating revenue		1,245.4	1,260.3	-1.2	662.8	694.7	-4.6
Expenses for materials and services	5	-745.8	-803.4	7.2	-395.5	-437.4	9.6
Personnel expenses		-268.5	-261.0	-2.9	-136.3	-132.5	-2.9
Depreciation and amortisation		-138.0	-145.2	5.0	-69.1	-67.5	-2.4
Other expenses		-96.0	-91.7	-4.7	-45.8	-48.2	5.0
Operating expenses		-1,248.3	-1,301.3	4.1	-646.7	-685.6	5.7
Result from operating activities (EBIT) before associates		-2.9	-41.0	-	16.1	9.1	76.9
Share of results in associates		-0.6	-1.7	64.7	0.1	0.6	-83.3
Financial expenses		-32.9	-36.7	10.4	-16.2	-18.7	13.4
Financial income		16.3	14.6	11.6	8.3	8.1	2.5
Other financial expenses and income		-1.4	-4.4	68.2	-0.6	-3.0	80.0
Financial result		-18.6	-28.2	34.0	-8.4	-13.0	35.4
Result before tax		-21.5	-69.2	68.9	7.7	-3.9	-
Income taxes		-	-1.5	-	-	-	-
Result from continuing operations		-21.5	-70.7	69.6	7.7	-3.9	-
Discontinued operation **Result from operations held for sale**	11	12.9	9.7	33.0	-	-	-
Net result for the period		-8.6	-61.0	85.9	7.7	-3.9	-
Attributable to: Shareholders of Austrian Airlines AG		-7.4	-59.9	87.6	7.8	-4.2	-
Minority interests		-1.2	-1.1	-9.1	-0.1	0.3	-
Earnings per share		EUR -0.09	EUR -1.85	95.1	EUR 0.09	EUR -0.13	-
Earnings per share diluted		EUR -0.09	EUR -1.85	95.1	EUR 0.09	EUR -0.13	-
Earnings per share from continuing operations		EUR -0.24	EUR -2.16	88.9	EUR 0.09	EUR -0.13	-
Earnings per share diluted from continuing operations		EUR -0.24	EUR -2.16	88.9	EUR 0.09	EUR -0.13	-

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Income Statement

Austrian

Consolidated Balance Sheet as of 30 June 2007

Assets

EURm	Notes	30.6.2007	31.12.2006	+/- %	30.6.2006	+/- %
Intangible assets	7	16.6	19.3	-14.0	23.8	-30.3
Aircrafts	7	2,059.5	2,133.2	-3.5	2,234.6	-7.8
Other tangible assets	7	58.7	57.9	1.4	57.9	1.4
Investments in associates using the equity method		12.1	12.8	-5.5	11.0	10.0
Securities and loans	8	226.0	98.9	-	169.2	33.6
Other non-current assets		31.5	31.1	1.3	42.9	-26.6
Deferred tax assets		95.2	95.8	-0.6	95.9	-0.7
Non-current assets		2,499.6	2,449.0	2.1	2,635.3	-5.1
Inventories	9	45.5	49.8	-8.6	58.5	-22.2
Trade receivables		178.7	152.8	17.0	213.1	-16.1
Other current assets		23.2	27.4	-15.3	72.1	-67.8
Cash and cash equivalents	3	386.5	516.1	-25.1	180.9	-
Long-term assets of disposal group classified as held for sale	11	-	13.6	-	-	-
Current assets		633.9	759.7	-16.6	524.6	20.8
Total assets		3,133.5	3,208.7	-2.3	3,159.9	-0.8

Shareholders' equity and liabilities

EURm	Notes	30.6.2007	31.12.2006	+/- %	30.6.2006	+/- %
Issued share capital		257.0	257.0	-	247.2	4.0
Reserves and accumulated results		521.4	526.1	-0.9	256.8	-
Equity attributable to shareholders of Austrian Airlines AG		778.4	783.1	-0.6	504.0	54.4
Minority interests		1.7	1.7	-	1.6	6.3
Shareholders' equity		780.1	784.8	-0.6	505.6	54.3
Provisions	10	310.1	314.1	-1.3	279.1	11.1
Interest-bearing liabilities	12	1,111.5	1,267.1	-12.3	1,245.6	-10.8
Other liabilities		14.9	23.0	-35.2	22.0	-32.3
Non-current liabilities		1,436.5	1,604.2	-10.5	1,546.7	-7.1
Provisions		204.2	179.6	13.7	225.3	-9.4
Interest-bearing liabilities	12	290.8	264.9	9.8	447.7	-35.0
Income tax liabilities		2.9	3.4	-14.7	3.7	-21.6
Other liabilities		419.0	367.9	13.9	430.9	-2.8
Liabilities directly associated with the long-term assets classified as held for sale	11	-	3.9	-	-	-
Current liabilities		916.9	819.7	11.9	1,107.6	-17.2
Total shareholders' equity and liabilities		3,133.5	3,208.7	-2.3	3,159.9	-0.8

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Balance Sheet

Austrian

Statement of Changes in Shareholders' Equity
1 January 2006 to 30 June 2007

EURm	Issued share capital	Reserves: Capital reserves	Reserves: Currency translation	Reserves: Reserve according to IAS 39	Reserves: Shares owned by the company	Accumulated losses/ profits	Equity attributable to shareholders of Austrian Airlines AG	Minority interests	Shareholders' equity
As at 1.1.2006	247.2	24.7	0.1	0.6	-14.8	306.3	564.1	1.5	565.6
Currency differences							-		-
Valuation investments							-		-
Other changes from hedging instruments				-0.5			-0.5		-0.5
Other changes from defferred taxes				0.6			0.6		0.6
Other changes						-0.3	-0.3	1.2	0.9
Total sums not affecting the operating result	-	-	-	0.1	-	-0.3	-0.2	1.2	1.0
Net result for the year						-59.9	-59.9	-1.1	-61.0
Total result for the year	-	-	-	0.1	-	-60.2	-60.1	0.1	-60.0
As at 30.6.2006	247.2	24.7	0.1	0.7	-14.8	246.1	504.0	1.6	505.6
As at 1.1.2007	257.0	203.7	-0.4	1.6	-14.8	335.9	783.0	1.7	784.7
Currency differences							-		-
Valuation investments				-0.5			-0.5		-0.5
Other changes from hedging instruments				4.7			4.7		4.7
Other changes from defferred taxes				-0.5			-0.5		-0.5
Other changes		-1.0	0.8				-0.2	1.2	1.0
Total sums not affecting the operating result	-	-1.0	0.8	3.7	-	-	3.5	1.2	4.7
Net result for the year						-7.4	-7.4	-1.2	-8.6
Total result for the year	-	-1.0	0.8	3.7	-	-7.4	-3.9	-	-3.9
Cost of capital increase		-0.7					-0.7		-0.7
As at 30.6.2007	257.0	202.0	0.4	5.3	-14.8	328.5	778.4	1.7	780.1

Consolidated Cash Flow Statement for January – June 2007

EURm	Notes	1-6/2007	1-6/2006	+/- %	4-6/2007	4-6/2006	+/- %
Result before tax		-21.5	-69.2	68.9	7.6	-3.9	-
Depreciation and amortisation		138.0	145.2	-5.0	69.1	67.5	2.4
Result from disposal of non-current assets		1.1	0.3	-	1.8	-0.1	-
Share of results in associates		0.6	1.7	-64.7	-0.1	-0.6	83.3
Financial expenses		32.9	36.7	-10.4	16.3	18.7	-12.8
Financial income		-16.3	-14.6	-11.6	-8.3	-8.1	-2.5
Increase/decrease in inventories		4.3	-0.5	-	7.5	0.8	-
Increase/decrease in receivables and other assets		-5.2	-11.6	55.2	40.6	-19.6	-
Increase/decrease in provisions		20.6	51.7	-60.2	-5.6	37.5	-
Increase/decrease in other liabilities		43.3	70.1	-38.2	-1.3	61.2	-
Foreign currency results		-5.8	-13.2	56.1	-4.6	-7.1	35.2
Income taxes paid		-0.5	-1.5	66.7	-0.5	-	-
Cash flow from operating activities		191.5	195.1	-1.8	122.5	146.3	-16.3
Purchase of tangible and intangible assets		-132.1	-119.3	-10.7	-32.5	-68.7	52.7
Proceeds of securities, other loans and equity interests		13.0	67.5	-80.7	-	44.1	-
Purchase of securities and other loans		-124.1	-7.5	-	0.2	-4.0	-
Purchase from subsidiaries minus cash and cash equivalents		-0.4	-	-	-	-	-
Proceeds from disposal of non-current assets		69.2	38.3	-	55.8	36.5	52.9
Financial income received		12.9	10.8	19.4	6.6	4.6	43.5
Cash flow from investing activities		-161.5	-10.2	-	30.1	12.5	-
Capital increase		-0.7	-	-	-0.7	-	-
Borrowing of interst-bearing liabilities		82.3	81.7	0.7	-	49.2	-
Payment of interest-bearing liabilities		-212.0	-184.3	-15.0	-120.6	-110.4	-9.2
Financial expenses paid		-35.0	-35.4	1.1	-16.9	-17.8	5.1
Cash flow from financing activities		-165.4	-138.0	-19.9	-138.2	-79.0	-74.9
Increase/decrease of cash and cash equivalents	3	-135.4	46.9	-	14.4	79.8	-82.0
Foreign currency results		5.8	13.2	-56.1	4.7	7.1	-33.8
Cash and cash equivalents at beginning of period	3	516.1	120.8	-	367.4	94.0	-
Cash and cash equivalents at end of period	3	386.5	180.9	-	386.5	180.9	-

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Cash Flow Statement

Notes

General

In its domestic market of Austria, the Austrian Airlines Group is the market leader in terms of passenger volume handled. It covers all sectors of the aviation industry. The commercial sectors of the Group's operative airlines include scheduled and charter services, the transportation of cargo and airmail and the performance of technical and handling services for other airlines.

The seat and headquarters of the company are located at Fontanastraße 1, 1107 Vienna. The company appears in the commercial register in Vienna under FN 111000k. Shares in the company are traded publicly on the Prime Market of the Vienna Stock Exchange.

This consolidated financial statement with the undersigned date was drawn up and authorised for publication by the Board of Management.

1 Preparation of financial statements and accounting standards

Preparation of financial statements

This Interim Report was drawn up in accordance with the IFRS regulation for the preparation of interim reports (IAS 34, "Interim Financial Reporting"). The Interim Report, including the respective Notes to the Accounting Principles, Segment Reporting, Income Statement, Balance Sheet and other financial information does not contain the complete information necessary to compile an annual report. This Interim Report should therefore be read in connection with the Consolidated Financial Statement 2006 subject to IFRS requirements and the explanations by the company contained therein.

In consolidated financial statements, it is necessary to make certain estimates and assumptions, which can have an influence on the assets and liabilities shown in the balance sheet, the statement of other obligations on the balance sheet date and the reporting of revenue and expenditure for the report period. Assumptions and estimates are primarily applied when determining the useful life of the value of assets and forming provisions for legal proceedings, pensions and other guarantees of performance and guarantees. It is possible that the actual amounts may vary from such estimates used.

These consolidated financial statements to 30.6.2007 and 30.6.2006 contain the statements of Austrian Airlines Österreichische Luftverkehrs Aktiengesellschaft and its subsidiaries (in short, the 'Austrian Airlines Group'). Due to the unsatisfactory capital situation at Slovak Airlines and failure to fulfil contractual obligations by the co-owner of the company, it proved impossible to restructure this subsidiary company in the report period. The company was forced to apply for bankruptcy in March, and has been deconsolidated as at 31 March. The consolidated financial statements have been prepared in millions of euros. Any errors in aggregation are the result of rounding up to the next whole number. The results published in this statement cannot necessarily be classified as indicators of the expected result for the financial year 2007.

Accounting standards

The accounting standards chosen are consistent with previous years, with the exception of the newly applicable standards, although application of these had no material effect on the assets, finance and revenue of the Austrian Airlines Group.

Stock Option Plan

Two Stock Option Plans were in place at the company as at 30.6.2007. In the Plan agreed in mid-2002 and with a term running until 2008, options were granted to members of the Board of Management of Austrian Airlines at the time, Divisional Managers and Departmental Managers reporting directly to a member of the Board of Management and Managing Directors of Lauda Air and Tyrolean, subject to payment of an own investment. Two prerequisites exist for the exercising of options in this Plan: firstly, an increase of 50% in the share price at the time options are exercised compared to the average closing price of the Austrian Airlines share on the Vienna Stock Exchange in the month of October 2001 (base price EUR 7.02) for the duration of 30 trading days in the year prior to the exercising; and secondly, the achievement of positive "Cash Value Added". As no positive Cash Value Added had been achieved as at 30.6.2007, no options in this Plan were exercised, and no options had lapsed. Owing to the fact that this Plan was introduced before 7.11.2002, the regulations of IFRS 2 have not been applied, and no provisions have been formed.

In the spring of 2007, the Stock Option Plan 2007 (SOP 2007) was authorised by the Supervisory Board of Austrian Airlines. Those entitled to participate in this Plan – the prerequisite being payment of an appropriate own investment – are members of the Board of Management, Divisional Managers and authorised signatories of Austrian Airlines, and the Managing Directors and authorised signatories of Lauda Air and Tyrolean Airways. This Plan consists of five annual stages. The prerequisites for exercising the first stage are a rate increase of 20% or above on the base price in May 2007, which is EUR 10.94, which must be achieved on at least ten successive trading days, and – cumulatively to the price increase – an EPS (Earnings Per Share) of EUR 0.3 or above per share if the options are exercised by 31.12.2009, or EUR 1.0 or above per share if the options are exercised between 1.1.2010 and 31.5.2010. A price increase of 15% or above on the respective base prices from May 2008 and an EPS of EUR 1.0 are necessary as cumulative prerequisites to exercise the subsequent stages from May 2008. The Supervisory Board can increase the amount of EPS from the third stage onwards. Since the conditions of participation also provide for the possibility of payment in cash rather than options, an actuarial valuation of the obligation resulting from SOP 2007 was carried out by an actuary, as provided for in IFRS 2, and the resultant personnel expenses were accrued on a pro rata temporis basis from the beginning of June 2007 onwards.

Currency conversion

The foreign exchange gains achieved in the first half-year of 2007 (EUR 5.8m) and the first half-year of 2006 (EUR 13.1m) are included in Other revenue.

Currency conversion	1-6/2007		1-6/2006	
EUR	Market price on reporting date	Average	Market price on reporting date	Average
USD	1.3505	1.3341	1.2713	1.2369
JPY	166.63	160.68	145.75	142.69
CHF	1.6553	1.6348	1.5672	1.5666
GBP	0.6740	0.6756	0.6921	0.6888
SKK	33.635	34.038	38.350	37.604

2 Saisonality of aviation business

Due to the seasonal nature of the aviation industry, results are traditionally worse in the first and fourth quarters of the calendar year, while higher revenue and results are achieved in the second and third quarters. Greater passenger volumes during the holiday season in summer in Europe are the decisive factor in producing this higher revenue.

3 Cash and cash equivalents

The following cash and cash equivalents were incorporated into the financial resources fund when drawing up the Consolidated Cash Flow Statement for the Interim Report:

EURm	30.6.2007	31.12.2006	+/- %	30.06.2006	+/- %
Bank deposits and cash stocks	45.8	37.2	23.1	39.8	15.1
Fixed deposits	340.7	478.9	-28.9	141.1	-
Total cash on hand and at bank according to Consolidated Balance Sheet	386.5	516.1	-25.1	180.9	-
Bank deposits and cash stocks in investments specified for disposal	-	6.4	-	2.9	-
	386.5	**522.5**	**-26.0**	**183.8**	**-**

4 Flight revenue

Flight revenue by type of service

EURm		1-6/2007	1-6/2006	+/- %	4-6/2007	4-6/2006	+/- %
Scheduled	Passengers	988.3	960.4	2.9	516.6	522.3	-1.1
	Excess baggage	4.7	4.5	4.4	2.3	2.4	-4.2
	Cargo	68.2	78.7	-13.3	33.3	41.1	-19.0
	Airmail	3.9	4.3	-9.3	1.7	2.2	-22.7
Scheduled Total		1,065.1	1,047.9	1.6	553.9	568.0	-2.5
Charter		95.1	111.0	-14.3	65.7	74.3	-11.6
		1,160.2	**1,158.9**	**0.1**	**619.6**	**642.3**	**-3.5**

5 Expenses for materials and services

EURm	1-6/2007	1-6/2006	+/- %	4-6/2007	4-6/2006	+/- %
Aircraft fuel	209.6	254.0	-17.5	108.1	140.1	-22.8
Landing and handling charges	128.5	134.6	-4.5	66.6	68.3	-2.5
En route charges	55.9	60.5	-7.6	29.0	32.8	-11.6
Aircraft parts	11.6	12.3	-5.7	5.8	5.6	3.6
Subcontracted aircraft	37.0	33.5	10.4	22.5	21.8	3.2
Travel expenses of crew	15.2	16.8	-9.5	7.3	8.5	-14.1
Long-term aircraft lease	8.5	9.5	-10.5	3.5	4.6	-23.9
Short-term aircraft lease (ground transports, Blocked Space Agreements, etc.)	28.8	25.0	15.2	15.7	13.1	19.8
Expenditures on commissions	59.3	66.5	-10.8	31.9	35.2	-9.4
Passenger servicing	56.1	48.1	16.6	30.7	26.4	16.3
Passenger landing charges	93.5	89.9	4.0	51.9	52.1	-0.4
Expenditure on reservation systems	27.9	26.3	6.1	15.3	14.6	4.8
Merchandise for resale	1.6	13.1	-87.8	0.8	7.1	-88.7
Other passenger related expenses	12.3	13.3	-7.5	6.4	7.2	-11.1
	745.8	**803.4**	**-7.2**	**395.5**	**437.4**	**-9.6**

9 Inventories

As at 30.6.2007, valuation allowances totalling EUR 25.0m (EUR 22.1m the previous year) were offset. Expenditure on the payment of the valuation allowance of EUR 0.4m in the previous year and income of EUR 0.4m in the reporting period are reported in Expenses for materials and services.

10 Long-term provisions (pension obligations, serverance payments and anniversary bonuses

The increase in the first half-year is essentially the result of expenses on service costs, interest costs and actuarial losses minus expected income from scheduled assets.

11 Long-term assets/liabilities of disposal group classified as held for sale

As at 31.12.2006, these result primarily from the respective assets and debts of TVW Travel Value Wien Betriebs GmbH and TVW Travel Value Wien Betriebs GmbH & Co KG, which operated the Duty Free sales handled by the Austrian Airlines Group at Vienna Airport until 31.12.2006. As at 31.12.2006, the assets of this subsidiary amounted to EUR 13.6m, while debt attributable to the company was EUR 3.9m. TVW Travel Value Wien Betriebs GmbH & Co KG was sold by mutual agreement as at 01.01.2007 and left the scope of consolidation. Book profit of EUR 12.9m resulting from the sale of the company is reported in the Result from operations held for sale item. Last year, profit of EUR 9.7m from the sale of Airest was included in this item. Cash and cash equivalents totalling EUR 6.4m were released in the course of the disposal of TVW.

12 Interest-bearing liabilities

EURm	
Balance 1.1.2007	1,532.0
Borrowing	82.3
Repayment	-206.2
Foreign currency gains	-5.8
Balance 30.6.2007	**1,402.3**

Credits were taken out in the course of the acquisition of one B777, while repayments related primarily to scheduled amortisation and early amortisation as a result of the planned disposal of two financed aircraft of the type A330.

EURm	30.6.2007	31.12.2006
Non-current interest-bearing liabilities	1,111.5	1,267.1
Current interest-bearing liabilities	290.8	264.9
Interest-bearing liabilities	**1,402.3**	**1,532.0**
in EUR	974.8	1,243.8
in USD	309.0	137.3
in CHF	111.5	123.8
in JPY	7.0	27.1
Interest-bearing liabilities	**1,402.3**	**1,532.0**

The effective interest rate yield was 4.39% in the first half-year of 2007 (3.64% the previous year).

13 Contingencies and other financial obligations

Guarantees and contingencies totalling EUR 452.5m relate primarily to contingencies arising from guarantees connected with aircraft financing, the majority of which are reported as liabilities in the balance sheet. On the basis of the profit and loss transfer agreement already concluded and the Production Company Concept, the Group parent company bears the capacity and currency risks of the operating subsidiary companies with immediate effect.

Contingent liabilities

EURm	30.6.2007	31.12.2006
Guarantees from aircraft financing	431.7	372.6
Other contingent liabilities	20.8	13.0
	452.5	**385.6**

EURm	30.6.2007	31.12.2006
Other commitments for aircraft incl. advance payments	216.2	338.9
Other commitments for other planned investments	116.3	108.3
Other	227.4	129.9
	559.9	**577.1**

The purchase commitment as at 30.6.2007 relates primarily to aircraft overhauls carried as assets; the Other item includes purchase commitments for catering obligations.

14 Hedging policy and financial derivatives

The Group began implementing a new hedging programme in the first quarter of 2007. The new programme is designed to hedge up to 20% of the annual kerosene requirement on a staged basis. This hedging is to be implemented in stages, based on the conclusion of monthly forward contracts to spread risk in a targeted manner and level out the Group's medium-term kerosene costs. As at 30.6.2007, forward contracts with terms to May 2008 had been concluded for a total of 92,000 tons of kerosene. Revenue of EUR 1.8m resulting from the valuation as at 30.6.2007 is reported directly in Shareholders' equity.

The Austrian Airlines Group concluded new cash flow hedges with terms of three years for the leasing of two aircraft in the first half-year of 2007.

15 Related party transactions

EURm		Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
		1-6	1-6	30.6.	30.6.
Associate					
GULET Touristik	2007	37.9	-	-	-0.8
	2006	35.9	-	0.1	-2.3
TUI-Austria	2007	-	-	-	-
	2006	-	-	-	-
„AirPlus" Air Travel Card	2007	1.0	-4.4	-	-0.7
	2006	1.0	-4.6	0.1	-0.9
Ukraine International Airlines	2007	3.2	-1.2	-	-0.6
	2006	1.2	-0.8	-	-0.9

16 Subsequent events after the balance sheet date

The second sold A330 was transferred to the purchaser, in accordance with the respective agreement, on 12.7.2007.

17 Statement by legal representatives on the Interim Report

As the legal representatives, the undersigned members of the Board of Management hereby confirm that this Interim Report has been prepared in their responsibility, that to the best of their knowledge it is compatible with International Financial Reporting Standards (IFRS) as adopted in the EU, in particular IAS 34 (Interim Reporting), and that it provides as true a picture of the assets, finances and revenue of the Group as possible.

This Interim Report has not been subjected to either audit or review by an auditor.

Vienna, 24 July 2007

Board of Management

Alfred Ötsch, CEO	Josef Burger, CCO	Thomas Kleibl, CFO

END